Calise Y. Cheng

+1 650 843 5172

ccheng@cooley.com

April 20, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn:	Mitchell Austin, Staff Attorney
Larry Spirgel, Office Chief
Claire DeLabar, Staff Accountant
Robert Littlepage, Accounting Branch Chief

Re:	Asana, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted March 18, 2020

CIK No. 0001477720

Ladies and Gentlemen:

On behalf of Asana, Inc. (the “Company”), we are providing this letter in response to the comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated March 30, 2020 with respect to the Company’s amended Draft Registration Statement on Form S-1, confidentially submitted on March 18, 2020. The Company is concurrently and confidentially submitting a revised draft Registration Statement on Form S-1, which includes changes that reflect the responses to the Comment (the “Registration Statement”).

Set forth below is the Company’s response to the Comment. Page references in the text of the Company’s response correspond to the page numbers of the Registration Statement, as submitted on the date hereof.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Benefits of Our Solution, page 6

1.

Please revise to clarify that this statement is based on a customer survey you commissioned and customer case studies you conducted. Additionally, please revise here or elsewhere to provide context for the survey, including a discussion of the number of customers you surveyed, the number that responded and some type of quantification of the number that responded in a way that supports this statement.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com

U.S. Securities and Exchange Commission

April 20, 2020

Page Two

In response to the Staff’s comment, the Company has revised the disclosures on pages 6 and 83 of the Registration Statement to refer to the Company’s commissioned customer survey, as well as to provide additional context regarding the number of survey respondents and responses.

*                *                 *

Please contact me at (650) 843-5172 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Calise Y. Cheng

Calise Y. Cheng

cc:	Dustin Moskovitz, Asana, Inc.

Tim Wan, Asana, Inc.

Eleanor Lacey, Asana, Inc.

David J. Segre, Cooley LLP

Jon C. Avina, Cooley LLP

Stephen J. Venuto, Orrick, Herrington & Sutcliffe LLP

William L. Hughes, Orrick, Herrington & Sutcliffe LLP

Niki Fang, Orrick, Herrington & Sutcliffe LLP

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com